Exhibit 1

PRESS RELEASE

CYREN Reports Second Quarter 2015 Results
and Provides Business Update Following Capital Raise

McLean, Va. – August 17, 2015 – CYREN (NASDAQ: CYRN) today announced its second quarter 2015 financial results for the period ending June 30, 2015, and provided a business update following its recent $12.6 million capital raise.

“As of today, we have an established foundation of users and reference customers, as well as a growing sales pipeline for our cloud-based CYREN WebSecurity (CWS) platform. We are already seeing the positive effects of this heightened brand awareness, as we are now attracting bigger, higher-quality RFPs and sales opportunities from potential customers,” stated Lior Samuelson, CEO and Chairman of the Board at CYREN.

He added: “We experienced an overwhelming response from our recent public offering, which was oversubscribed and validates that institutional investors believe in CYREN’s strategy and vision for cloud-based WebSecurity and Cyber Threat Protection.  The funding will help CYREN to accelerate R&D and hire additional sales professionals in order to address the demand generated by our newest product offerings.”

During the quarter, CYREN narrowed its GAAP net loss and cash burn, in part due to reduced operating expenses and additional items that positively impacted the quarterly run rate on a go forward basis.

Second Quarter 2015 Financial Highlights:

•
Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $6.7 million for the second quarter of 2015, compared to $8.3 million for the second quarter of 2014 and $7.0 million for the first quarter of 2015.  The reduction in revenue was primarily due to the weakness of the Euro since June 2014 and customer agreements that were not renewed at the end of their terms.

•
Non-GAAP revenues totaled $6.8 million for the second quarter of 2015, compared to $8.3 million for the second quarter of 2014 and $7.0 million for the first quarter of 2015. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•

R&D expense for the second quarter of 2015 declined to $1.8 million from $3.1 million for the same period last year. This decline is attributable to the net capitalization of some software development costs, a new R&D grant from the Office of the Chief Scientist at the Ministry of Economy of Israel, and appreciation of the U.S. dollar versus the Euro and Shekel.

•	GAAP net loss for the second quarter of 2015 was $0.6 million, compared to a loss of $2.0 million in the second quarter of 2014 and a loss of $1.7 million in the first quarter of 2015.
•	GAAP loss per basic and diluted share for the second quarter of 2015 was $0.02, compared to a loss of $0.08 for the second quarter of 2014.
•	Non-GAAP net loss for the second quarter of 2015 was $1.2 million, compared to a loss of $1.1 million for the second quarter of 2014 and a loss of $1.0 million in the first quarter of 2015.
•	Non-GAAP loss per basic and diluted share was $0.04 for the second quarters of both 2015 and 2014.
•	Cash provided by operating activities during the quarter was $0.3 million.
•
Cash as of June 30, 2015 was $7.9 million, compared to $8.5 million as of March 31, 2015. The cash position as of June 30, 2015 does not reflect the $11.5 million in net proceeds CYREN raised in a public offering that priced on August 12, 2015.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Information" and "Reconciliation of Selected GAAP Measures to Non GAAP Measures."

Recent Business Highlights:

•
Integrated CYREN WebSecurity with the SPARK® platform from WiFi SPARK, a UK-based managed WiFi service provider, which operates over 100,000 access points across Europe. This integration utilizes CYREN‘s recently-launched DNS-based policy enforcement for CWS and further validates the market’s interest in this solution.

•
Launched the CYREN Next Generation Sandbox service, which uniquely harnesses the power of automated, multi-layered sandboxing capabilities that rely on global cyber intelligence, instead of traditional human analysis or reactive procedures initiated due to customer infection or attack.

•
Announced that Securepoint, a German-based provider of network access, network security and mail archiving solutions, has added three new layers of CYREN cybersecurity technologies alongside its existing use of CYREN Antispam and Antimalware.

•
Announced Cyveillance, a subsidiary of QinetiQ, has launched a phishing protection service for enterprise and government customers.  The service utilizes CYREN’s Phishing Intelligence feed, which is delivered real-time from the CYREN cloud as part of its Cyber Intelligence Suite.

•	Awarded a government grant of NIS 3.6 million (approximately $0.9 million) from the Office of the Chief Scientist (OCS) at the Ministry of Economy of Israel.
•
Completed a public stock offering, resulting in gross proceeds of $12.6 million, excluding fees and expenses. Total proceeds include sale of shares offered under the underwriter’s over-allotment option.

Financial Results Conference Call:

The Company has scheduled a conference call later today, August 17, 2015, at 10 a.m. Eastern Time (5 p.m. Israel Time) to discuss its second quarter 2015 results.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:                               1-888-397-5352
Israel Dial-in Number:                          1-80-924-5906
International Dial-in Number:             1-719-325-2491

The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available beginning the day after the call; the replay link can be found by visiting the investor relations section of CYREN's corporate website.

About CYREN
Founded in 1991, CYREN (NASDAQ and TASE: CYRN) is a long-time innovator in cyber intelligence, offering next generation Security as a Service solutions to enterprises and powering the security solutions of more than 200 of the world’s largest IT and security technology providers. Providing real-time detection of cyber-attacks in many of the largest networks, CYREN maintains the broadest and deepest real-time Internet threat database in the world. Every day, CYREN collects and analyzes 17 billion pieces of threat data to protect 600 million global users. Threat data is gathered and cyber intelligence disseminated through 500,000 global points of presence in 200 countries.  Visit www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc or twitter.com/CYREN_IR

To download CYREN’s investor relations app please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, reorganization expenses, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release may contain forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the presentation; we assume no obligation to update any of them. The statements in this presentation are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with CYREN technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this presentation and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact
Iris Lubitch
SmartTteam
+972 54 2528007
Iris@smartteam.co.il

Company Contact Mike Myshrall, CFO CYREN +1 703 760 3320 mike.myshrall@CYREN.com Media Contact Matthew Zintel Zintel Public Relations +1 281 444 1590 matthew.zintel@zintelpr.com

CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in  thousands of U.S. dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$6,726	$8,262	$13,719	$16,352

Cost of revenues	2,105	2,065	4,168	4,087

Gross profit	4,621	6,197	9,551	12,265

Operating expenses:

Research and development, net	1,799	3,081	4,508	5,981

Sales and marketing	2,197	3,137	4,439	6,129

General and administrative	1,295	1,882	2,709	4,149

Adjustment of earn-out obligation	(75)	-	(77)	-

Total operating expenses	5,216	8,100	11,579	16,259

Operating loss	(595)	(1,903)	(2,028)	(3,994)

Other income	4	-	4	200

Financial expense, net	(132)	(167)	(283)	(463)

Net loss before taxes	(723)	(2,070)	(2,307)	(4,257)

Tax benefit (expense)	75	75	(11)	120

Net loss	$(648)	$(1,995)	$(2,318)	$(4,137)

Loss per share - basic	$(0.02)	$(0.08)	$(0.07)	$(0.16)

Loss per share - diluted	$(0.02)	$(0.08)	$(0.07)	$(0.16)

Weighted average number of shares outstanding:

Basic	31,444	26,577	31,421	26,548

Diluted	31,444	26,577	31,421	26,548

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in  thousands of U.S.dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(595)	$(1,903)	$(2,028)	$(3,994)
Stock-based compensation (1)	270	357	533	661
Amortization of intangible assets (2)	383	467	768	891
Adjustment to earn-out liabilities (3)	(75)	-	(77)	-
Executive terminations (5)	-	69	-	208
Adjustment to deferred revenues (6)	42	52	85	104
Settlement agreements (7)	(628)	-	(628)	-
Reorganization expenses (8)	-	-	-	75
Capitalization of technology (9)	(505)	-	(505)	-

Non-GAAP operating loss	$(1,108)	$(958)	$(1,852)	$(2,055)

GAAP net loss	$(648)	$(1,995)	$(2,318)	$(4,137)
Stock-based compensation (1)	270	357	533	661
Amortization of intangible assets (2)	383	467	768	891
Adjustment to earn-out liabilities (3)	(52)	96	(29)	189
Income taxes (4)	(82)	(113)	(165)	(214)
Executive terminations (5)	-	69	-	208
Adjustment to deferred revenues (6)	42	52	85	104
Settlement agreements (7)	(628)	-	(628)	(200)
Reorganization expenses (8)	-	-	-	75
Capitalization of technology (9)	(511)	-	(511)	-

Non-GAAP net loss	$(1,226)	$(1,067)	$(2,265)	$(2,423)

GAAP loss per share (diluted)	$(0.02)	$(0.08)	$(0.07)	$(0.16)
Stock-based compensation (1)	0.01	0.01	0.02	0.02
Amortization of intangible assets (2)	0.01	0.02	0.02	0.03
Adjustment to earn-out liabilities (3)	(0.00)	0.00	(0.00)	0.01
Income taxes (4)	(0.00)	(0.00)	(0.01)	(0.01)
Executive terminations (5)	0.00	0.00	0.00	0.01
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.01
Settlement agreements (7)	(0.02)	0.00	(0.02)	(0.01)
Reorganization expenses (8)	0.00	0.00	0.00	0.00
Capitalization of technology (9)	(0.02)	0.00	(0.01)	0.00

Non-GAAP loss per share (diluted)	$(0.04)	$(0.04)	$(0.07)	$(0.09)

Numbers of shares used in computing non-GAAP loss per share (diluted)	31,444	26,577	31,421	26,548

(1) Stock-based compensation
Cost of revenues	$18	$13	$34	$25
Research and development	73	74	137	147
Sales and marketing	63	72	136	144
General and administrative	116	198	226	345

	$270	$357	$533	$661
(2) Amortization of intangible assets
Cost of revenues	$188	$235	$378	$432
Research and development	1	-	1	-
Sales and marketing	194	232	389	459

	$383	$467	$768	$891
(3) Adjustment to earn-out liabilities
General and administrative	$(75)	$-	$(77)	$-
Financial expenses, net	23	96	48	189

	$(52)	$96	$(29)	$189
(4) Income taxes
Deferred tax asset - tax benefit	$(82)	$(113)	$(165)	$(214)

	$(82)	$(113)	$(165)	$(214)
(5) Executive terminations
General and administrative	$-	$69	$-	$208

	$-	$69	$-	$208
(6) Adjustment to deferred revenues
Revenues	$42	$52	$85	$104

	$42	$52	$85	$104
(7) Settlement agreements
General and administrative	$(628)	$-	$(628)	$-
Other income	-	-	-	(200)

	$(628)	$-	$(628)	$(200)

(8) Reorganization expenses
General and administrative	$-	$-	$-	$75

	$-	$-	$-	$75

(9) Capitalization of technology
Research and development	$(505)	$-	$(505)	$-
Financial expenses, net	(6)	-	(6)	-

	$(511)	$-	$(511)	$-

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	June 30	December 31
	2015	2014
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$7,870	$11,063
Trade receivables, net	3,595	4,444
Prepaid expenses and other receivables	2,084	1,019
Total current assets	13,549	16,526

Lease deposits	76	70
Deferred tax assets	-	13
Deferred issuance costs	153	-
Severance pay fund	575	594
Property and equipment, net	2,151	2,401
Goodwill and intangible assets, net	30,000	31,869
Total long-term assets	32,955	34,947
Total assets	$46,504	$51,473

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$4,492	$4,900
Trade payables	755	646
Employees and payroll accruals	2,082	2,359
Deferred tax liability	117	120
Accrued expenses and other liabilities	912	1,394
Earn-out consideration	2,868	2,269
Deferred revenues	3,187	4,097
Total current liabilities	14,413	15,785

Deferred revenues	1,365	1,042
Deferred tax liability	1,688	1,984
Earn-out consideration	-	837
Accrued severance pay	690	666
Other liabilities	92	100
Total long-term liabilities	3,835	4,629

Shareholders’ equity	28,256	31,059
Total liabilities and shareholders’ equity	$46,504	$51,473

CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	$(648)	$(1,995)	$(2,318)	$(4,137)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	329	321	649	642
Stock-based compensation	270	357	533	661
Amortization of intangible assets	383	467	768	891
Accrued interest, accretion of discount and exchange rate differences on credit line	22	4	65	56
Accretion and change in fair value of earn-out consideration, net	(52)	96	(29)	189

Changes in assets and liabilities:
Trade receivables	183	1,099	943	358
Deferred taxes	(80)	(18)	(124)	(119)
Prepaid expenses and other receivables	(312)	310	(1,089)	535
Trade payables	(83)	(426)	96	(258)
Change in long-term lease deposits	(6)	(7)	(8)	(5)
Employees and payroll accruals, accrued expenses and other liabilities	48	718	(692)	(498)
Deferred revenues	173	(612)	(607)	(410)
Accrued severance pay, net	24	3	42	27
Net cash provided by (used in) operating activities	251	317	(1,771)	(2,068)

Cash flows from investing activities:

Capitalization of technology, net of grants received	(511)	-	(511)	-
Purchase of property and equipment	(227)	(212)	(401)	(558)
Net cash used in investing activities	(738)	(212)	(912)	(558)

Cash flows from financing activities:

Proceeds from bank loans and credit lines	-	1,000	4,400	2,000
Repayment of bank loans	(73)	-	(4,873)	-
Deferred issuance costs	(153)	-	(153)	-
Payment of earn-out consideration	-	(351)	-	(351)
Proceeds from options exercised	84	33	153	328
Net cash provided by (used in) financing activities	(142)	682	(473)	1,977
Effect of exchange rate changes on cash and cash equivalents	10	(10)	(37)	(4)
Increase (decrease) in cash and cash equivalents	(619)	777	(3,193)	(653)
Cash and cash equivalents at the beginning of the period	8,489	2,327	11,063	3,757
Cash and cash equivalents at the end of the period	$7,870	$3,104	$7,870	$3,104